
15005644

United States Securities and Exchange Commission
Washington, D.C. 20549

Notice of Exempt Solicitation
Pursuant to Rule 14a-103

1. Name of Registrant:

Oracle Corporation
(CIK # 001341439)

2. Name of person(s) relying on exemption:

PGGM Investments

3. Address of person(s) relying on exemption:

Noordweg Noord 150, P.O. Box 117, 3704 JG Zeist, The Netherlands

4. Written Materials:

Attached are written materials, submitted pursuant to Rule 14a-6(g) promulgated under the Securities Exchange Act of 1934.

United States Securities and Exchange Commission
Washington, D.C. 20549

Notice of Exempt Solicitation
Pursuant to Rule 14a-103

1. Name of Registrant:

Oracle Corporation
(CIK # 0001341439)

2. Name of person(s) relying on exemption:

Railways Pension Trustee Company Limited

3. Address of person(s) relying on exemption:

2nd Floor Camomile Court, 23, Camomile Street, London, EC3A 7LL, UK

4. Written Materials:

Attached are written materials, submitted pursuant to Rule 14a-6(g) promulgated under the Securities Exchange Act of 1934.



RPMI
RAILPEN

Date as published 2015

To the Board of Directors of Oracle Corporation

We write as long term shareholders of Oracle Corporation who have a deep concern about the company's governance. PGGM and Railways Pension Trustee Company Limited ('Railpen') write on behalf of pension plans in the Netherlands and the United Kingdom with more than 2.8 million members and US$238 billion in assets under management.

We invest in public companies in numerous markets and consider corporate governance and the fiduciary obligations of the Board to shareholders to be of paramount importance to shareholders. As global investors, we believe that governance risk is particularly heightened in companies in which the founder serves as CEO or otherwise remains in a leadership role with the company. Our interests, as two non-insider shareholders, are at even greater risk when there is evidence that the interests of insiders are put before those of the broader shareholder base; we believe this to be the case at Oracle Corporation where the founder owns 26% of the outstanding shares. The vote results at recent annual meetings demonstrate this misalignment of interests and call into question the Board's judgment in light of the fiduciary duty which it owes to all shareholders: for three consecutive years, the advisory vote on compensation has been defeated and certain directors, namely the members of the Compensation Committee, were only re-elected at the 2013 annual meeting because they had the voting support of the founder.

Over the past four years, PGGM and Railpen have together written several letters to certain directors to begin a constructive dialogue for addressing our governance concerns. Our representatives have sought meetings at various locations convenient to those directors. Despite numerous attempts over this period, no meeting with any director has been forthcoming.

In November 2014, our representatives travelled to the company's headquarters and attended the Oracle Corporation annual shareholders' meeting to address the directors in person. Our representatives offered opportunities for you to commit to a dialogue to address our governance concerns.

Our request for dialogue was turned down and it appeared our earlier letters were never received by the Board. In our opinion, there is an untenable barrier in the ability of shareholders to communicate directly with the Board.

We call on the Board to properly address our serious governance concerns and demonstrate its commitment to represent the interests of all shareholders. To this end, we request that the Board:

- address board accountability by implementing proxy access especially as, according to our calculations, 68% of non-insider shareholders supported the 2014 proxy access proposal, of which our organisations were co-sponsors;
- implement a compensation structure that shareholders can support; and
- develop a policy to allow shareholders of Oracle Corporation to communicate effectively and directly with the Board.

Yours sincerely

Else Bos	Chris Hitchen
CEO	CEO
PGGM N.V.	Railways Pension Trustee Company Limited